Exhibit 99.64

Elemental Altus Receives US$9.6M Portfolio Payment

Vancouver, British Columbia--(Newsfile Corp. - May 1, 2025) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company") announces that it has received a further US$9.6 million as a result of its secured creditor claim against Rambler Metals and Mining Canada Limited, a wholly owned subsidiary of Rambler Metals and Mining PLC ("Rambler"), in relation to the Company's former Ming gold stream ("Ming stream").

Highlights

•	The US$9.6 million received contributes towards up to US$15 million in portfolio payments the Company expects to receive across the portfolio in 2025

•	The expected portfolio payments are additional to the US$30.1 million - US$34.3 million in royalty revenue for 2025 at a US$2,600/oz gold price, as previously guided by the Company

•	A total of approximately US$12.3 million will have been received as a result of the secured creditor claim in relation to the Company's Ming stream, in addition to the US$0.5 million in prior stream revenue

Frederick Bell, CEO of Elemental Altus, commented:

"We are pleased to receive the final instalments relating to the Ming stream that will take our total return to approximately US$12.8 million. The US$9.6 million received nowforms the majority of up to US$15 million in one-off payments expected across the portfolio in 2025, which are incremental to our record royalty revenue guidance of US$30.1 million to US$34.3 million. With total expected revenue and payments this year of at least US$45 million, Elemental Altus is in the strongest financial health in its history."

Ming Payments

Following a formal Sales and Investment Solicitation Process ("SISP") relating to Rambler Metals and Mining Limited, the Supreme Court of Newfoundland and Labrador approved a bid from FireFly Metals Ltd ("Firefly") to acquire the Rambler Group for a total consideration of up to A$65 million on September 11, 2023.

The Company had the right to submit a secured claim against the total consideration being paid alongside other secured creditors. Since completion of the acquisition by FireFly, the Company has realised approximately US$12.2 million in cash with a final expected amount of US$0.1 million due. Including US$0.5 million in gold stream revenue, the Company has received a total of US$12.8 million from the Ming stream, compared to the original US$11 million acquisition in 2022.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSXV: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Notes

Market and industry data

This news release includes market and industry data and forecast that were obtained from third-party sources, industry publications and publicly available information. Third-party sources generally state that the information therein has been obtained from sources believed to be reliable, but there can be no assurances as to the accuracy or completeness of included information. Although management believes it to be reliable, management has not independently verified any of the data from third-party sources referred to in this news release or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Cautionary note regarding forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, "forward-looking statements"), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company's growth prospects; the Company's estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," "believes," "projects" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will be taken," "occur" or "be achieved." Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company's Annual Information Form dated April 29, 2024, filed under the Company's profile on SEDAR (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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